REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

C O N T E N T S

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SEC FILE NUMBER
8-66748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 LAKESIDE AVENUE

SEATTLE WA 98122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF FEINGLAS (206) 686-6661
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Spicer, Jeffries, LLP
(Name – *if individual, state last, first, middle name)*
4601 DTC Blvd., STE 700 Denver, CO 80237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02) **Potential persons who are to respond to the collection**

of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF FEINGLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REEF RESOURCES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



State of WA
County of [illegible]

JEFFREY A CURRIER
Notary Public
State of Washington
License Number 181758
My Commission Expires
November 04, 2023



Signature

Financial & Operations Principal
Title



Notary Public JEFFREY A CURRIER

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- [x] (o) Exemption Report Requited by Rule 17a-5



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reef Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Resources, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.



Spicer Jeffries LLP

We have served as Reef Resources, LLC's auditor since 2020.

Denver, Colorado
February 9, 2021

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS	
Cash	$ 12,043
Accounts Receivable	59,180
Prepaid expenses	5,920
Total Assets	$ 77,143

LIABILITIES	
Accounts Payable	$1,305
Total Liabilities	$1,305

MEMBER'S EQUITY	
Member's equity	$ 75,838
Total Liabilities and Member's Equity	$ 77,143

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2020

Revenue	
Fee income	$209,243
Expenses	
Regulatory fees	6,946
Taxes	4,033
Professional fees	8,600
License and permits	414
Office expense	89
Insurance	715
Miscellaneous expenses	19
Total Expenses	20,816
Net Income	**$188,427**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2020

Balance, December 31, 2019	$ 82,411
Net Income	188,427
Member Distributions	(195,000)
Balance, December 31, 2020	$75,838

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$188,427
Adjustments to reconcile net income to net cash flows from operating activities	
Change in Accounts Receivable	(1,501)
Change in prepaid expenses	(529)
Change in Accounts Payable	19
Net cash flows from operating activities	$186,416
Cash Flow from Financing Activity	
Member Distributions	(195,000)
Net decrease in cash	8,584
Cash, beginning of year	20,627
Cash, end of year	$12,043

NOTES TO FINANCIAL STATEMENTS

Note 1.   Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.   The Company has claimed an exemption from Securities Exchange Act of 1934 Rule 15c3-3(k) by meeting the exemptive provisions of Rule 15c3-3(k)(2)(i) during the year ended December 31, 2020.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Revenue Recognition

The Company enters into arrangements with investment fund managers to introduce potential investors to the manager.   To the extent the referred investor becomes an investor in the fund, the Company is entitled to receive fees from the manager based on the management and performance fees received by the manager for so long as the referred client maintains an investment in the manager's fund.   The Company recognizes income from these arrangements in the quarter with respect to which the management and performance fees are earned by the fund manager at which point it becomes probable that significant reversal of the revenue recognized will not occur.   The Company believes that its performance obligation under these arrangements is satisfied on the date the investor actually invests in the referred fund.   The Company has no further obligations to the manager or the investor once the investment in the fund is made by the referred investor.

Receivables from contracts with customers are recognized in Accounts Receivable in the statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.   Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from referral services. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. When an account is deemed uncollectible, it is generally written off against the allowance. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. As of December 31, 2020, the Company has determined that no allowance for doubtful accounts is necessary.

The Company has no incremental costs to obtain or fulfill contracts.

All revenue and receivables were derived from one customer for the year ended December 31, 2020.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 9, 2021.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   In accordance with the terms of the agreement and due to limited activity in 2020, there were no charges to the Company in 2020.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2020.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2020.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2020, the required minimum net capital was $5,000.   The Company had computed net capital of $10,737 at December 31, 2020, which was in excess of the required net capital level by $5,737.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.1216 to 1.

SUPPLEMENTAL INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2020

COMPUTATION OF NET CAPITAL

Member's equity	$75,837
Deductions	
Accounts Receivable	(59,180)
Prepaid expenses	(5,920)
Net capital	10,737
Minimum net capital	5,000
Excess net capital	$5,737

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$1,305

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	12.16%
Ratio of aggregate indebtedness to net capital	0.1216 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2020

Net capital per the Company's unaudited Focus Report, Part IIA, and
   net capital per Schedule I $ 10,737

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reef Resources, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Reef Resources LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 9, 2021

msi Global Alliance
Member of
Independent Legal & Accounting Firms



REEF
Resources, LLC
Member FINRA, SIPC

Reef Resources LLC's
Exemption Report – 2020

Reef Resources LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provision of 17 C.F.R. Section 240.15c3-3(k)(2)(i).

(2) During the period of January 1, 2020 through December 31, 2020 without exception the Company met the exemption provision in 17 C.F.R. Section 240.15c3-3(k)(2)(i) as further explained in FAQ 18 and FAQs 8, 8.1, 12, 12.1 and 12.2.

(3) The Company (a) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (b) does not carry accounts of or for customers; and (c) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm").

The Company is considered to be a private placement broker-dealer. Since its inception as a FINRA member, the Company has functioned solely as a capital introduction broker-dealer solely to private investment funds and as a brokerage referral broker-dealer.

Reef Resources LLC

I, Jeffrey K. Feinglas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: Jeffrey K. Feinglas, Chief Compliance Officer

01/14/2021
Date

140 LAKESIDE AVENUE, SUITE 100 SEATTLE, WA 98122
(206) 686-6661 FAX (206) 323-4596